Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-1) related to the subscription rights offering for predetermined number of units to be offered to existing holders of Xtant Medical Holdings, Inc. common stock, with each unit consisting of one share of common stock and a warrant to purchase one share of common stock, and the incorporation by reference therein of our report dated March 24, 2016, with respect to the consolidated financial statements of Xtant Medical Holdings, Inc. (formerly known as Bacterin International Holdings, Inc.) included in its Annual Report on Form 10-K for the year ended December 31, 2015, filed with the Securities and Exchange Commission.

/s/ EKS&H LLLP

October 21, 2016

Denver, Colorado